 Exhibit 99.1

First Mining Closes $57.5 Million Bought-Deal Offering Including Full Exercise of Over-Allotment Option

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

VANCOUVER, BC, Sept. 24, 2026 /CNW/ -- First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (FRANKFURT: FMG) is pleased to announce that it has closed its previously announced bought deal public offering (the "Offering"). Pursuant to the Offering, the Company has issued 68,459,500 common shares of the Company (the "Common Shares") at a price of $0.84 per Common Share (the "Offering Price") for aggregate gross proceeds of $57,505,980, including full exercise of the over-allotment option.

The Offering was completed through a syndicate of underwriters co-led by Haywood Securities Inc., ATB Cormark Capital Markets, and National Bank Financial Inc. and including Canaccord Genuity Corp., SCP Resource Finance LP, Beacon Securities Limited, H.C. Wainwright & Co., LLC, Ventum Financial Corp., and BMO Capital Markets (collectively, the "Underwriters").

The net proceeds from the Offering will be used to advance First Mining's Springpole and Duparquet gold projects, as well as for general working capital and corporate purposes.

The Offering was completed by way of a prospectus supplement (the "Supplement") to the Company's base shelf prospectus dated February 23, 2026 (the "Base Shelf Prospectus"), which Supplement was filed on September 21, 2026 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada. The Common Shares were also offered by way of private placement in the United States and in offshore jurisdictions in accordance with applicable securities laws and where doing so did not require a prospectus, registration statement, offering memorandum or similar document, or create reporting or other obligations for the Company.

Access to the Base Shelf Prospectus, the Supplement and any amendments to such documents are provided in accordance with securities legislation relating to procedures for providing access to a base shelf prospectus, a shelf prospectus supplement and any amendment to such documents. The Shelf Prospectus and the Supplement are accessible under the Company's profile on SEDAR+ at www.sedarplus.ca. Copies of the Base Shelf Prospectus, the Supplement, and any amendment to such documents may be obtained, without charge, from: (i) Haywood Securities Inc., by phone at (604) 697-7126 or by email at ecm@haywood.com, (ii) ATB Cormark Capital Markets, by phone at (416) 943-6701 or by email at ecm@atb.ca, or (iii) National Bank Financial Inc., by phone at (416) 869-8414 or by email at NBF-Syndication@bnc.ca.

The Offering remains subject to receipt of final approval of the Toronto Stock Exchange.

The Common Shares offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where the federal Environmental Assessment for the Springpole Project was approved in June 2026, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns a 20% project interest in the Pickle Crow Gold Project in Ontario and large equity interest in Seva Mining Corp.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the use of the proceeds of the Offering. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company's ability to obtain all approvals required in connection with the Offering; feasibility and permitting activities related to the Springpole Gold Project; realizing the value of the Company's gold projects for the Company's shareholders; Company's business strategy; future planning processes. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, including pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of NAG and PAG tailings and mine rock and water management strategies, the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 08:49e 24-SEP-26